SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP

(Name of Subject Company)
Megan Asset Management, Inc. (Offeror)

(Filing Persons)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Paul J. Maddock
Megan Asset Management, Inc.
1424 West Century Avenue, Suite 102
Bismarck, ND 58503
Phone:(701) 223-2923

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation: $14,500 (1)            Amount of Filing Fee: $3.00

(1)	Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: Not Applicable Filing party: Not Applicable
Form or registration no.: Not Applicable Date filed: Not Applicable
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

STATEMENT
     This Tender Offer Statement on Schedule TO (this “Statement”) relates to an offer by Megan Asset Management, Inc., a Delaware corporation (“Megan” or the “Purchaser”), the general partner and independent manager of Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”) to purchase up to 1,450 Limited Partnership Units (“Units”) at a cash purchase price of $10.00 per Unit, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2005, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits hereto, respectively. The purpose of the Tender Offer is to allow limited partners (“Unit Holders”) in the Partnership, to liquidate and terminate their interest in the Partnership and begin using any “suspended” passive activity losses carried forward they may have against ordinary income (as defined in “Federal Income Tax Matters” of this Offer). Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.
     Letters of Transmittal by this Statement, fully completed and executed, must be received by (i) mail to Computershare Trust Company of New York, Wall Street Station, P.O. Box 1010, New York, NY 10268-1010 (pre-addressed, postage-paid envelope provided), or (ii) by Hand or Overnight Courier to Computershare Trust Company of New York, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, NY 10005, on or prior to the close of business on Tuesday, December 20, 2005, subject to extension of the Offer by the Purchaser to a date not later than December 27, 2005 (the “Expiration Date”).
ITEM 1. SUMMARY TERM SHEET.
     Reference is hereby made to the information set forth in the cover page, and “Summary of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The name of the subject company is Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”). The address of the Partnership’s principal office is 1424 W. Century Avenue, Suite 102, Bismarck, ND 58503. The telephone number of the Partnership is (701) 223-2923.
     (b) The class of equity securities to which this Statement relates is Units of Limited Partnership Interests in the Partnership. Reference is hereby made to the information set forth in “Certain Information Concerning the Partnership — Outstanding Units” of the Offer to Purchase, which is incorporated herein by reference.
     (c) Reference is hereby made to the information set forth in “Summary of the Offer” and “Certain Information Concerning the Partnership — Trading History of the Units” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     Reference is hereby made to the information set forth in the “Certain Information Concerning the Purchaser” and Schedule I of the Offer to Purchase concerning the executive officers (“Executive Officers”) of Megan and its officers, Gary L. Maddock and Paul J. Maddock, and reference is made to “Background of the Offer” which are incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     Reference is hereby made to the information set forth in the sections entitled “Summary of the Offer,” “Details of the Offer,” “Effects of the Offer” and “Federal Income Tax Matters” of the Offer to Purchase, which is incorporated herein by reference.

     The Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 of Regulation 14D under the Securities Exchange Act of 1934, as amended.
     No Units are held and none will be purchased from any Executive Officer, any officer director or affiliate of the general partner.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Reference is hereby made to the information set forth in “Background of the Offer” and “Certain Information Concerning the Purchaser — Prior Acquisitions of Units and Prior Contacts” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Reference is hereby made to the information set forth in “Summary of the Offer,” “Future Plans of the Purchaser”, “Effects of the Offer” of the Offer to Purchase which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Reference is hereby made to the information set forth in “Certain Information Concerning the Purchaser — Source of Funds” of the Offer to Purchase, which is incorporated herein by reference.
     (b) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Reference is hereby made to the information set forth in “Certain Information Concerning the Purchaser — Prior Acquisitions of Units and Prior Contacts” and “General” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     Reference is hereby made to the information set forth in “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
     Reference is hereby made to the information set forth in Appendix A of the Offer to Purchase and is incorporated herein by reference. The incorporation by reference in this Item of the above-referenced information does not constitute an admission that such information is considered material under the instructions for Item 10 of Schedule TO. Certain information regarding Purchaser’s method of financing the Offer is set forth in “Certain Information Concerning the Purchaser — Source of Funds” and is incorporated herein by reference. Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; (ii) the Purchaser’s has the ability to finance the transaction and the Offer is not subject to any financing condition; and (iii) the Purchaser’s ownership percentage after the Offer is irrelevant to Purchaser’s potential to effectuate a change of control because Purchaser already controls the Partnership as its general partner.
ITEM 11. ADDITIONAL INFORMATION.
     (a) None.

     (b) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.
ITEM 12. EXHIBITS.
(a)(1)(i) Offer to Purchase, dated November 17, 2005.
(a)(1)(ii) Letter of Transmittal, with Instructions.
(a)(1)(iii) Letter to Unit Holders dated November 17, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2005
MEGAN ASSET MANAGEMENT, INC.
By:

Gary L. Maddock
Secretary

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated November 17, 2005.

(a)(1)(ii)	Letter of Transmittal, with Instructions.

(a)(1)(iii)	Letter to Unit Holders dated November 17, 2005.